SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                                 --------------
                                 SCHEDULE 13D/A
                                 (RULE 13D-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13D-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13D-2(a)

                                (Amendment No.4)

                                 INTERCEPT, INC.
               ---------------------------------------------------
                                (Name of Issuer)
                                  COMMON STOCK
               ---------------------------------------------------
                         (Title of Class of Securities)
                                    45845L107
               ---------------------------------------------------
                                 (CUSIP Number)

                              Marc Weingarten, Esq.
                            SCHULTE ROTH & ZABEL LLP
                                919 Third Avenue
                            New York, New York 10022
                                 (212) 756-2000
               ---------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                   May 3, 2004
               ---------------------------------------------------
             (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box |_|. NOTE. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. SEE Rule 13d-7 for other parties to whom copies are to be sent.
--------
1 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, SEE the NOTES).


                               (page 1 of 4 pages)

----------------------------------                   ------------------
CUSIP No. 45845L107                     13D           Page 2 of 4 Pages
----------------------------------                   ------------------

=======================================================================
     1  NAME OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
                                JANA PARTNERS LLC
-----------------------------------------------------------------------
     2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a) |_|


                                                             (b) |_|
-----------------------------------------------------------------------
     3  SEC USE ONLY
-----------------------------------------------------------------------
     4  SOURCE OF FUNDS*
                                       WC
-----------------------------------------------------------------------
     5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEM 2(d) OR 2(e)                            |_|
-----------------------------------------------------------------------
     6  CITIZENSHIP OR PLACE OF ORGANIZATION
                                    DELAWARE
-----------------------------------------------------------------------
 NUMBER OF         7      SOLE VOTING POWER
   SHARES
BENEFICIALLY                    1,639,937
  OWNED BY
    EACH
 REPORTING
PERSON WITH    --------------------------------------------------------
                   8      SHARED VOTING POWER
                                    -0-
               --------------------------------------------------------
                            9 SOLE DISPOSITIVE POWER
                                    1,639,937
               --------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER
                                    -0-
-----------------------------------------------------------------------
     11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                    1,639,937
-----------------------------------------------------------------------
     12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                                         |_|
-----------------------------------------------------------------------
     13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                    8.1%
-----------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*
                                    IA
=======================================================================




                      SEE INSTRUCTIONS BEFORE FILLING OUT!*

----------------------------------                   ------------------
CUSIP No. 45845L107                       13D         Page 3 of 4 Pages
----------------------------------                   ------------------

     This Amendment No. 4 to the Schedule 13D filed on April 12, 2004 by Jana Partners LLC, a Delaware limited liability company (the "Reporting Person"), relating to the common stock, no par value (the "Shares"), of InterCept, Inc. (the "Issuer"), as amended by Amendment No. 1 relating to the Event Date of April 26, 2004, Amendment No. 2 relating to the Event Date of April 29, 2004 and Amendment No. 3 relating to the Event Date of May 3, 2004, (collectively, the "Schedule 13D") is being filed for the sole purpose of attaching Exhibit 2 and
Exhibit 6, which were inadvertently omitted from the Reporting Person's previous 13D/A filings due to an error during EDGAR tranmission. Such Exhibits were previously filed on Schedule 14A on April 27, 2004 and May 3, 2004, respectively.


Item 7.           Material to be Filed as Exhibits.
                  --------------------------------

Attached hereto as Exhibit 2 is a letter, dated April 26, 2003, to John W. Collins, Chairman and Chief Executive Officer of the Issuer.

Attached hereto as Exhibit 6 is a letter, dated May 3, 2004, to the Issuer.

----------------------------------                   ------------------
CUSIP No. 45845L107                       13D         Page 4 of 4 Pages
----------------------------------                   ------------------



                                   SIGNATURES


After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated:   May 4, 2004                            JANA PARTNERS LLC


                                                By:  /s/ Barry S. Rosenstein

                                                     -------------------
                                                     Barry S. Rosenstein
                                                     Managing Director



                                                By:  /s/  Gary Claar

                                                     -------------------
                                                     Gary Claar
                                                     Managing Director